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                                        December 11, 1996


Securities and Exchange Commission
405 Fifth Street N.W.
Washington, D.C. 20549
Attn: Bill Underhill

        Re:     Cragar Industries, Inc.
                Registration Statement on Form 8-A (File No. 000-21817)

Dear Mr. Underhill:

        On December 3, 1996, Cragar Industries, Inc. (the "Company") filed a Registration Statement on Form 8-A (the "Form 8-A") under the rules and regulations of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with its initial public offering of common stock ("Common Stock") and common stock purchase warrants ("Warrants"). The Company had previously filed a Registration Statement on Form SB-2 under the rules and regulations of the Securities Act of 1933, as amended (the "Registration Statement"). The Company has also applied for the listing of its Common Stock and Warrants on the Boston Stock Exchange and the Nasdaq SmallCap Market.

        On the cover page of its Form 8-A, the Company erroneously indicated that the Common Stock and Warrants were to be registered pursuant to Section 12(g) of the Exchange Act. Insofar as the Company expects to be listed on a national securities exchange, we have determined that the Company should have requested registration of the Common Stock and Warrants pursuant to Section 12(b). Consequently, pursuant to instructions received from the SEC's Office of EDGAR Policy, the Company hereby requests that the Form 8-A be canceled. We will be filing today under seperate cover a new original Form 8-A which registers the Common Stock and Warrants under Section 12(b).

        If you have any questions at all, please do not hesitate to call me at
(602) 382-6392 or Michael Maledon at (602) 382-6278.


                                        Very truly yours,


                                        SNELL & WILMER L.L.P.


                                        /s/ David P. Lewis
                                        ------------------
                                        David P. Lewis

Enclosure